UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

IDI, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

44938L108

(CUSIP Number)

Joshua B. Weingard, Esq.

IDI, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44938L108	Page 2 of 10

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 12,487,865*(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 12,487,865*(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,487,865*(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 12,487,865 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Does not include up to 900,108 shares of common stock of the Issuer that may be issued to Gamma Trust to the extent certain revenue targets are achieved as set forth in the TBO Merger Agreement (defined below).
(1)	Includes (i) 1,049,500 shares of common stock underlying 20,990 shares of Series B Non-Voting Convertible Preferred Stock (the “Series B Preferred”), (ii) 5,997,000 shares of common stock underlying 119,940 shares of Series B Preferred, (iii) 25,000 shares of common stock underlying 500 shares of Series B Preferred and (iv) shares underlying warrants to purchase up to 524,750 shares of common stock at an exercise price of $6.67 per share.
(2)	Represents the current percent of class. Includes (i) 1,499,250 shares of common stock underlying 29,985 shares of Series B Preferred pursuant to securities purchase agreements, (ii) 5,997,000 shares of common stock underlying 119,940 shares of Series B Preferred pursuant to a stock purchase agreement, (iii) 50,000 shares of common stock underlying 1,000 shares of Series B Preferred pursuant to a bridge loan transaction, (iv) 15,001,850 shares of common stock underlying 300,037 shares of Series B Preferred as consideration for the Acquisition (defined below) and (v) shares underlying warrants to purchase up to 524,750 shares of common stock at an exercise price of $6.67 per share. Each share of Series B Preferred will automatically convert into 50 shares of the Issuer’s common stock, par value $0.0005 (the “Common Stock,” and such shares of Common Stock, the “Conversion Shares”), on the date that is the twenty first (21st) day following the mailing of an information statement to the Issuer’s stockholders disclosing the Issuer’s stockholder approval of the issuance of the Conversion Shares. The shares of Series B Preferred will convert on a one-for-fifty basis into Common Stock.

CUSIP No. 44938L108	Page 3 of 10

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 12,487,865*(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 12,487,865*(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,487,865*(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) 00

*	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 12,487,865 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Does not include up to 900,108 shares of common stock of the Issuer that may be issued to Gamma Trust to the extent certain revenue targets are achieved as set forth in the TBO Merger Agreement (defined below).
(1)	Includes (i) 1,049,500 shares of common stock underlying 20,990 shares of Series B Non-Voting Convertible Preferred Stock (the “Series B Preferred”), (ii) 5,997,000 shares of common stock underlying 119,940 shares of Series B Preferred, (iii) 25,000 shares of common stock underlying 500 shares of Series B Preferred and (iv) shares underlying warrants to purchase up to 524,750 shares of common stock at an exercise price of $6.67 per share.
(2)	Represents the current percent of class. Includes (i) 1,499,250 shares of common stock underlying 29,985 shares of Series B Preferred pursuant to securities purchase agreements, (ii) 5,997,000 shares of common stock underlying 119,940 shares of Series B Preferred pursuant to a stock purchase agreement, (iii) 50,000 shares of common stock underlying 1,000 shares of Series B Preferred pursuant to a bridge loan transaction, (iv) 15,001,850 shares of common stock underlying 300,037 shares of Series B Preferred as consideration for the Acquisition (defined below) and (v) shares underlying warrants to purchase up to 524,750 shares of common stock at an exercise price of $6.67 per share. Each share of Series B Preferred will automatically convert into 50 shares of the Issuer’s common stock, par value $0.0005 (the “Common Stock,” and such shares of Common Stock, the “Conversion Shares”), on the date that is the twenty first (21st) day following the mailing of an information statement to the Issuer’s stockholders disclosing the Issuer’s stockholder approval of the issuance of the Conversion Shares. The shares of Series B Preferred will convert on a one-for-fifty basis into Common Stock.

CUSIP No. 44938L108	Page 4 of 10

This Amendment No. 13 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013, Amendment No. 11 to the Schedule 13D filed on February 14, 2014 and Amendment No. 12 to the Schedule 13D filed on April 6, 2015 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Stockholders Agreement dated December 8, 2015 as executed by the Reporting Persons listed on the cover page to this Amendment (Exhibit 99.11 to this Amendment).

Item 1.	Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following text:

This Schedule 13D is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively the “Reporting Persons”) with respect to shares of common stock, par value $0.0005 per share, of IDI, Inc., a Delaware corporation (the “Issuer”), formerly known as Tiger Media, Inc., SearchMedia Holdings Limited, both were successors to Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). All share amounts in this Schedule 13D have been adjusted to reflect the Issuer’s one-for-five reverse stock split, effective March 19, 2015. The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

Item 2 is deleted in its entirety and replaced with the following text:

This Schedule 13D is being filed jointly on behalf of Gamma Trust, a trust formed under the laws of the State of Florida for the purpose of making and holding investments and Phillip Frost, M.D. (“Dr. Frost”), an individual residing in the State of Florida and the sole trustee of Gamma Trust. Gamma Trust and Dr. Frost are collectively referred to herein as the Reporting Persons. The sole trustee of the Gamma Trust is Dr. Frost. The sole beneficiary of the Gamma Trust is the Frost Gamma L.P. The principal business address of the Reporting Persons is 4400 Biscayne Blvd., Suite 1500, Miami, FL 33137. Dr. Frost’s principal occupation is Chairman and Chief Executive Officer of OPKO Health, Inc., a specialty healthcare company incorporated in the State of Delaware. Dr. Frost is a United States citizen.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 44938L108	Page 5 of 10

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

On November 16, 2015, the Issuer raised approximately $7.0 million in gross proceeds from the sale of 20,990 shares of the Issuer’s Series B Non-Voting Convertible Preferred Stock, par value $0.0001 (the “Series B Preferred”) and warrants to purchase up to 524,750 shares of the common stock (each, a “Warrant,” and collectively, the “Warrants”) pursuant to a securities purchase agreement (“Securities Purchase Agreement”) between the Issuer and Gamma Trust. Each Warrant has an exercise price of $6.67 per share of common stock and is exercisable in whole or in part at any time from the date that is the twenty first (21st) day following the mailing of an information statement to the Issuer’s stockholders disclosing the Issuer’s stockholder approval of the issuance of the Conversion Shares (as defined below) until November 16, 2025.

On November 16, 2015, the Issuer entered into a Stock Purchase Agreement for the sale of 119,940 shares of Series B Preferred to Gamma Trust in exchange for approximately $40.0 million.

On December 8, 2015, the Issuer entered into a bridge loan transaction with Gamma Trust pursuant to which the Issuer received a $5.0 million bridge loan from Gamma Trust in exchange for a bridge note and a grant of 500 shares of Series B Preferred to Gamma Trust.

The source of funds used in all transactions described above consists of working capital of Gamma Trust.

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

On November 16, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Fluent Acquisition I, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), Fluent Acquisition II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Co”), Fluent, Inc., a Delaware corporation (“Fluent”) the sellers of the Issuer (“Sellers”), and Ryan Schulke, as the representative of each Seller (the “Representative”). The Issuer, Merger Sub , Merger Co, Fluent, the Sellers, and the Representative are sometimes referred to herein collectively as the “Parties” and each individually as a “Party.”

The Parties completed the Acquisition (as defined below) (the “Closing”) on December 9, 2015 to be effective as of December 8, 2015 (the “Effective Time”). At the Effective Time, Merger Sub merged with and into Fluent, with Fluent as the surviving entity (the “Initial Merger”). Following consummation of the Merger, the Issuer caused Fluent to consummate a subsequent merger (the “Subsequent Merger”), and together with the Initial Merger, (the “Acquisition”) with Merger Co, with Merger Co as the surviving entity. Immediately following the Subsequent Merger, Merger Co. changed its name to “Fluent, LLC” (“Fluent LLC”).

As consideration for the Acquisition, at Closing, Sellers received from the Issuer:

1.	$100.0 million in cash, inclusive of working capital adjustments, held back escrow and reserve amounts and certain payments as set forth in the Merger Agreement of which $1.0 million was held back in connection with any applicable working capital adjustments and $2.0 million was held back in connection with Sellers’ indemnification obligations under the Merger Agreement, and

CUSIP No. 44938L108	Page 6 of 10

2.	300,037 shares of the Issuer’s Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred”). Each share of Series B Preferred shall automatically convert into 50 shares of the Issuer’s common stock, par value $0.0005 (the “Common Stock,” and such shares of Common Stock, the “Conversion Shares”), on the date that is the twenty first (21st) day following the mailing of an information statement to the Issuer’s stockholders disclosing the Issuer’s stockholder approval of the issuance of the Conversion Shares. The issuances of Series B Preferred to Sellers were effected in reliance on the exemptions from registration afforded by Section 4(a)(2) of the Securities Act of 1933, (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder.

At the Effective Time, the Issuer delivered written consents of Issuer stockholders representing a majority in voting interest of Common Stock, in accordance with the Issuer’s governing documents and the General Corporation Law of the State of Delaware approving the issuance of the Conversion Shares.

At the Effective Time, the Issuer increased the board of directors to nine members, and Sellers, by majority vote, designated two directors to the Issuer’s board of directors.

At the Effective Time, Daniel Brauser resigned from the Issuer’s board of directors (the “Board”). Also, at the Effective Time, Phillip Frost, M.D., was appointed as a director of the Issuer to fill the Board seat vacated by Daniel Brauser, and was named Executive Vice Chairman of the Board. At the time of his joining the Board as Executive Vice Chairman, Gamma Trust received a grant of 3,000,000 restricted stock units, provided that the issuance of shares of Common Stock underlying such restricted stock units is subject to stockholder approval of such issuance at the Issuer’s next Annual Meeting of Stockholders and to a restricted stock unit agreement.

As part of the Issuer’s financing transactions for the Acquisition, the Company entered into the following transactions:

Stock Purchase Agreement

On November 16, 2015, the Issuer entered into a Stock Purchase Agreement for the sale of 119,940 shares of Series B Preferred to Gamma Trust, in exchange for $40.0 million (the “FGIT Stock Purchase Agreement”). Each share of Series B Preferred shall automatically convert into 50 shares of Common Stock, on the date that is the twenty first (21st) day following the mailing of an information statement to the Issuer’s stockholders disclosing the Issuer’s stockholder approval of the issuance of the Conversion Shares. The sale was completed in connection with the Closing of the Acquisition. The Series B Preferred to be issued pursuant to the FGIT Stock Purchase Agreement were exempt from the registration requirements of the Act, in accordance with Section 4(2) of the Act and Regulation D thereunder, as a transaction by an issuer not involving any public offering.

Securities Purchase Agreements

On November 16, 2015, the Issuer raised approximately $10.0 million in gross proceeds from the sale of 29,985 shares of the Issuer’s Series B Preferred and warrants to purchase up to 749,625 shares of the Common Stock (each, a “SPA Warrant,” and collectively, the “SPA Warrants”) pursuant to securities purchase agreements (each, a “Securities Purchase Agreement, and the transactions contemplated thereby, the “Securities Purchase Financing”) and collectively, the “Securities Purchase Agreements,” and the transactions contemplated thereby, the “Securities Purchase Financing”). Each SPA Warrant is exercisable in whole in part at any time from the

CUSIP No. 44938L108	Page 7 of 10

date that is the twenty first (21st) day following the mailing of an information statement to the Issuer’s stockholders disclosing the Issuer’s stockholder approval of the issuance of the shares underlying the SPA Warrants (the “SPA Warrant Shares”), until November 16, 2025. $7.0 million of such gross proceeds was raised pursuant to a Securities Purchase Agreement between the Company and Gamma Trust, pursuant to which Gamma Trust received (i) 20,990 shares of Series B Preferred and (ii) an SPA Warrant to purchase up to 524,750 shares of Common Stock, with an exercise price of $6.67 per share of Common Stock. The additional $3.0 million of such proceeds was raised pursuant to Securities Purchase Agreements between the Issuer and other participants in the private placement on the same terms provided to Gamma Trust. In aggregate, such other participants received (i) 8,995 shares of Series B Preferred and (ii) SPA Warrants to purchase up to 224,875 shares of Common Stock. The Series B Preferred and SPA Warrants issued in connection with the Securities Purchase Agreements were exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”) in accordance with Section 4(2) of the Act and Regulation D thereunder, as a transaction by an issuer not involving a public offering.

Bridge Financing

At Closing, the Issuer entered into and consummated a bridge loan transaction (the “Bridge Financing”) with each of Gamma Trust, Michael Brauser, the Executive Chairman of the Issuer’s Board and another investor (the “Bridge Investors”), pursuant to which the Issuer received a $5.0 million bridge loan from Gamma Trust, a $4.0 million bridge loan from Mr. M. Brauser, and a $1.0 million bridge loan from such other investor, for aggregate bridge financing in the amount of $10.0 million. The Bridge Investors received (i) a promissory note in the principal amount equal to the amount of the their respective bridge loan, with a rate of interest of ten percent (10%) per annum, which interest shall be capitalized by adding to the outstanding principal amount of such note (each, a “Bridge Note,” and collectively, the “Bridge Notes”), and (ii) a grant of one hundred (100) shares of Series B Preferred for each $1.0 million increment of their respective bridge loan, pursuant to a fee letter agreement (each, a “Fee Letter,” and collectively, the “Fee Letters”). Each share of Series B Preferred shall automatically convert into 50 shares of Common Stock on the date that is the twenty first (21st) day following the mailing of an information statement to the Issuer’s stockholders disclosing the Issuer’s stockholder approval of the issuance of the Conversion Shares.

The Reporting Persons acquired the shares of Series B Preferred convertible into Common Stock and Warrants to purchase Common Stock of the Issuer for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or other securities of the Issuer convertible into Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Series B Preferred, Warrants and/or Common Stock which they now own or may hereafter acquire.

At the Effective Time, in connection with the Merger, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), with Sellers and Gamma Trust, James Reilly, Derek Dubner, Marlin Capital Investments, LLC, and Michael Brauser, solely in their respective capacities as principal stockholders of the Issuer, pursuant to which the parties thereto agree to vote in a certain manner on specified matters, including the agreement to vote in favor of each party’s duly approved nominees for the Issuer’s Board. In addition, the Issuer must obtain the consent of the Sellers holding a majority of the Series B Preferred held by all Sellers before effecting certain capital transactions of the Issuer or taking certain compensation action with respect to certain employees of Fluent until such time that the Conversion Shares are issued.

CUSIP No. 44938L108	Page 8 of 10

On December 21, 2015, the Reporting Persons transferred 15,073 shares of Common Stock of the Issuer as a bona fide gift.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 12,487,865 shares of Common Stock of the Issuer, representing 32.2% of the Issuer’s Common Stock. The amount beneficially owned includes (i) 1,049,500 shares of Common Stock underlying 20,990 shares of Series B Preferred, (ii) 5,997,000 shares of Common Stock underlying 119,940 shares of Series B Preferred, (iii) 25,000 shares of Common Stock underlying 500 shares of Series B Preferred and (iv) warrants to purchase up to 524,750 shares of common stock at an exercise price of $6.67 per share. The percentage of beneficial ownership is based upon (i) 15,709,786 shares of Common Stock outstanding as of December 31, 2015, (ii) warrants to purchase up to 524,750 shares of common stock at an exercise price of $6.67 per share and (iii) 22,548,100 shares of Common Stock underlying 450,962 shares of Series B outstanding which shall automatically convert into the Conversion Shares on the date that is the twenty first (21st) day following the mailing of an information statement to the Issuer’s stockholders disclosing the Issuer’s stockholder approval of the issuance of the Conversion Shares. The number of shares and percentage of beneficial ownership set forth in this Item 5(a) does not include (i) the additional 900,108 shares of Common Stock of the Issuer that serves as an earn out to the extent certain revenue targets are achieved as set forth in the Merger Agreement and Plan of Reorganization (“TBO Merger Agreement”) by and among the Issuer, The Best One, Inc. (“TBO”), TBO Acquisition, LLC, a direct wholly owned subsidiary of the Issuer, and Derek Dubner, solely in his capacity as representative of the TBO shareholders, dated December 14, 2014, as amended, or (ii) the 3,000,000 shares of Common Stock underlying the restricted stock units issuable to Gamma Trust in connection with Dr. Frost joining the Issuer’s Board as Executive Vice Chairman at the Effective Time.

(b) Each of the Reporting Persons have the shared power to vote or direct to vote or the shared power to dispose or direct the disposition of 12,487,865 shares of Common Stock of the Issuer beneficially held by the Reporting Person. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

CUSIP No. 44938L108	Page 9 of 10

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

On December 21, 2015, the Reporting Persons transferred 15,073 shares of Common Stock of the Issuer as a bona fide gift.

On January 8, 2016, the Reporting Persons purchased an aggregate of 20,000 shares of the Issuer’s common stock in multiple transactions at prices ranging from $5.85 to $6.01, with a weighted average price per share of $5.9827.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

At the Effective Time, in connection with the Merger, the Issuer entered into the Stockholders’ Agreement with Sellers and Gamma Trust, James Reilly, Derek Dubner, Marlin Capital Investments, LLC, and Michael Brauser, solely in their respective capacities as principal stockholders of the Issuer, pursuant to which the parties thereto agree to vote in a certain manner on specified matters, including the agreement to vote in favor of each party’s duly approved nominees for the Issuer’s board of directors. In addition, the Issuer must obtain the consent of the Sellers holding a majority of the Series B Preferred held by all Sellers before effecting certain capital transactions of the Issuer or taking certain compensation action with respect to certain employees of Fluent until such time that the Conversion Shares are issued. The Stockholders’ Agreement is attached as Exhibit 99.11 hereto.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended by adding the following exhibit to the end of the item.

Exhibit 99.11	Stockholders’ Agreement, dated as of December 8, 2015, by and among IDI, Inc., the former stockholders of Fluent, Inc., Frost Gamma Investments Trust, James Reilly, Derek Dubner, Marlin Capital Investments, LLC and Michael Brauser (filed as Exhibit 4.8 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2015, and incorporated herein by reference.)

CUSIP No. 44938L108	Page 10 of 10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2016	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: January 20, 2016	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee